

02003436


RECEIVED
MAR 01 2002

OMB = 1535-0059
Expires: 5-31-91

ANNUAL AUDITED REPORT
FORM G-405
PART III

Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8 - 38151

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

Langdon P. Cook Government Securities, LLC

(Formerly Langdon P. Cook Government Securities, Inc.)

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 Park Avenue, 30th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petrocelli (212) 661-9292
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

M.R.Weiser & Co.LLP Certified Public Accountants

3000 Marcus Avenue	Lake Success	New York	11042
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

SEC 1410 (11-84)

3-18-02

*Langdon P. Cook Government Securities, Inc.
(Foremerly Langdon P. Cook Government Securities, Inc.)

OATH OR AFFIRMATION

I, Robert Petrocelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of See (*) Above . -, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DAVID WORTH BARR
Notary Public, State of New York
No. 01BA6046444
Qualified in New York County
Commission Expires 08/14/2002

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4
- [x] (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 and 17 CFR 403.4
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditors' Report on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.*

LANGDON P. COOK
GOVERNMENT SECURITEIS, LLC


MAR 0 1 2002

100 PARK AVENUE
NEW YORK, N.Y. 10017
212-661-9292
FAX: 212-661-9314

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* * * * * * * * * * * * * * * * * * * *

LANGDON P. COOK GOVERNMENT SECURITIES, LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
(FORMERLY LANGDON P. COOK GOVERNMENT SECURITIES, INC.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 291,712
Certificates of deposit	266,106
Receivable from brokers, dealers and clearing organization	440,001,537
Securities purchased under agreements to resell	3,474,959,505
Securities owned, at market value	1,282,822,854
Interest receivable	13,296,199
Prepaid and refundable income taxes	658,604
Receivable from affiliates	109,921
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $605,680)	105,606
Other assets	43,873
	$ 5,212,555,917

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold under agreements to repurchase	$ 3,442,171,273
Securities sold, not yet purchased, at market value	1,721,280,121
Interest payable	20,127,589
Accrued expenses and other liabilities	1,834,636
	5,185,413,619
Commitment and contingency	
Members' equity:	
Class "A" members	26,937,643
Class "B" members	204,655
Total members' equity	27,142,298
	$ 5,212,555,917

The accompanying notes are an integral part of this consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION:

Langdon P. Cook Government Securities, LLC, a limited liability company, (the "Company") conducts business as a broker-dealer in the purchase and sale of United States government obligations, and is registered under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

Langdon P. Cook & Co., Inc., ("Subsidiary") conducts business as a broker-dealer in the purchase and sale of state and municipal obligations, and is also registered under the provisions of the Securities Exchange Act of 1934, and is a member of the NASD. The Subsidiary is a New York Corporation and is wholly-owned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Reorganization and Merger:

On March 30, 2001, as part of a corporate restructuring, Langdon P. Cook Government Securities, Inc. (LPCGSI) executed a certificate of merger with Langdon P. Cook Government Securities, LLC (the "Company") whereby Langdon P. Cook Government Securities, LLC became the surviving entity and continues the active conduct of the broker-dealer business as defined in the operating agreement. The new entity, Langdon P. Cook Government Securities, LLC, was created in order to effectuate a change in the tax status from a corporation into a limited liability company.

As part of the reorganization the Company amended its membership agreement with the NASD so that it may claim an exemption from SEC rule 15c3-3 under the provisions of Section (k)(2)(ii).

The financial statements have been prepared as a continuing entity and reflect a full year of operations.

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of Langdon P. Cook Government Securities, LLC and Subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade-date basis.

Repurchase and Resale Agreements:

Repurchase and resale agreements are carried at the amount at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain control or take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable on resale agreements, including accrued interest, and requests additional collateral where deemed appropriate.

The approximate market values, including accrued interest, at December 31, 2001, on repurchase and resale agreements are as follows:

	Market Value
Securities purchased under agreements to resell	$3,487,200,643
Securities sold under agreements to repurchase	$3,461,990,566

Collateral:

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned, securities sold, not yet purchased, and open contractual commitments (principally financial futures) are carried at market value and the resulting unrealized gains or losses are reflected in income.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using both accelerated and straight line methods over the estimated useful lives of the related assets. The useful lives of the assets range from five to thirty-nine years.

Income Taxes:

Effective March 30, 2001 the Company changed its tax status into a limited liability company, as such the Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company's subsidiary files separate federal, state and local corporate tax returns for its distributive share of income.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION:

Receivable from brokers, dealers and clearing organization are a result of the Company's normal securities transactions.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, consist of the following:

	Owned	Sold, Not Yet Purchased
United States Government Obligations	$ 1,034,665,268	$ 1,721,280,121
United States Government Agency Debt	248,157,586	
	$ 1,282,822,854	$ 1,721,280,121

5. RECEIVABLE FROM AFFILIATES:

The receivable from affiliates are non-interest bearing and due on demand.

6. MEMBERS' EQUITY:

Class "A" and Class "B" members share similar rights.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of Rule 17 CFR 402.2 of the Department of the Treasury, which requires a government securities broker-dealer to maintain specified minimum liquid capital. In accordance with the rule, the Company is required to maintain minimum liquid capital equal to the greater of the amount of liquid capital necessary to exceed total haircuts by $100,000 or 120% of total haircuts. At December 31, 2001, the Company had liquid capital, as defined, of $25,784,539, which exceeded the required minimum liquid capital of $10,788,408 by $14,996,131.

The Subsidiary is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Subsidiary is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness, including specific items. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Subsidiary had net capital, as defined, of $258,950, which exceeded its required minimum net capital of $100,000 by $158,950. At December 31, 2001, the Subsidiary's aggregate indebtedness totaled $13,000. The ratio of aggregate indebtedness to net capital was .05 to 1.

8. FEDERAL, STATE AND LOCAL TAXES:

The Company and Subsidiary filed a final consolidated federal tax return with the Company's parent and filed a final combined state and local tax return for the period ended March 30, 2001.

Effective March 30, 2001, the Company became a limited liability company and is no longer subject to federal, state or local corporate taxes.

9. LEASES:

The Company is obligated under a noncancellable operating lease for its office premises, which provides for payment of specific amounts subject to increases in real estate taxes and certain operating costs.

Future minimum annual lease payments under the noncancellable operating lease which expires on May 31, 2002 is $54,547.

The lease commitment is collateralized by a $60,000 letter of credit in favor of the landlord, which is secured by a certificate of deposit and included as such on the statement of financial condition.

10. INVESTMENT MANAGEMENT AGREEMENT:

The Company had entered into an investment management agreement with a bank whereby the Company acted as an investment manager with respect to the bank's invested assets. The Company had sole discretionary authority to invest the bank's invested assets. The Company earns a management and performance fee based on the aggregate market value of the invested assets at the end of each calendar quarter. The investment management business was spun off to an affiliate effective April 1, 2001.

11. MONEY PURCHASE PENSION PLAN AND 401(k) PLAN:

Money Purchase Pension Plan:

The Company sponsors a money purchase pension plan. The contribution under the money purchase pension plan is 10% of compensation, as defined by the plan. The plan is funded through a separate trust account. The plan covers all of the Company's employees following the completion of one year of employment. Participants become vested as follows:

Years of Service	Percent Vested
Less than 3 years	-0-
3-4 years	50%
4-5 years	75%
5 or more years	100%

Forfeitures may be used to reduce future Company contributions to the money purchase pension plan.

401(k) and Profit Sharing Plan:

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of six months of service and provides for participants to defer salary up to statutory limitations. Although not required, the Company may make a discretionary contribution in the form of a profit sharing and/or matching contribution.

12. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers where there is thought to be credit risk.

The Company, as a part of its normal trading activities, assumes short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Securities that the Company has not received or delivered at the settlement date result in fails. Should the other party to these transactions be unable to fulfill its obligations, the Company may be required to purchase or sell these securities at prevailing market prices.

The Company's trading activities include the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At December 31, 2001, the total of open contractual commitments, at contracted amounts, was approximately $3,411,000,000.

The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures contracts is limited to the amounts reflected in the Company's consolidated statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition.

The Company and Subsidiary have cash at a bank in excess of FDIC insured limits and are exposed to the credit risk resulting from this concentration of cash.

13. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the consolidated statement of financial condition. As a registered broker-dealer, securities owned and securities sold, not yet purchased, are already recorded at market value. The fair value of all other financial assets and liabilities (consisting primarily of receivable from brokers, dealers, and clearing organization, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest receivable and interest payable) is considered to approximate the recorded value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

14. RELATED PARTY ACTIVITY:

Effective April 1, 2001, the Company receives $50,000 per quarter as expense reimbursement from an affiliate as part of an office sharing agreement.

Included in other assets is a member's subscription receivable of $20,103 due from an officer-member.

15. CONCENTRATION:

The Company has approximately 74% of open repurchase agreements with four counterparties. In addition, the Company has approximately 57% of open resale agreements with four counterparties.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members and Board of Managers
Langdon P. Cook Government Securities, LLC
(Formerly Langdon P. Cook Government Securities, Inc.)

We have audited the accompanying consolidated statement of financial condition of Langdon P. Cook Government Securities, LLC and Subsidiary (the "Company"), a limited liability company, (formerly Langdon P. Cook Government Securities, Inc.) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Langdon P. Cook Government Securities, LLC and Subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 6, 2002